Exhibit 99.1

Itaú CorpBanca and Subsidiaries - As of and for the month ended November 30, 2016

The interim financial information of Itaú CorpBanca as of and for the month ended November 30, 2016 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONDENSED CONSOLIDATED BALANCE SHEET
Ch$mn
Total Loans	21,225,095
Total Assets	29,673,412

Current accounts and demand deposits	4,382,919
Time deposits and savings accounts	11,584,902
Borrowings from financial institutions	2,316,736
Debt issued	5,398,255

Total Equity	3,411,825
Equity attributable to shareholders	3,184,601
Minority interest	227,224

CONDENSED CONSOLIDATED INCOME STATEMENT
Ch$mn
Net operating profit before loan losses	765,383
Provisions for loan losses	(254,061)
Operating expenses	(538,613)
Operating income	(27,291)

Income from investments in other companies	547
Income before taxes	(26,744)
Income taxes	22,673

Income from continuing operations	(4,071)
Income from discontinued operations	(397)

Net income	(4,468)

Net income attributable to shareholders	3,029
Minority interest	(7,497)

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer